Filed by Conoco Inc. Pursuant to Rule 425
                                     under the Securities Act of 1933

                                     Subject Company:       Conoco Inc.
                                     Commission File No.:   001-14521

                                     Subject Company:       Phillips
                                                            Petroleum Company
                                     Commission File No.:   001-00720

Set forth below are questions and answers relating to the proposed merger between Conoco Inc. and Phillips Petroleum Company that have been posted on the Conoco intranet website, called Pathfinder.

Q-- How was the merger determined to be a "merger of equals" with respect to Phillips getting a 56.6 percent stake in the new company? This would indicate more of a buyout than a merger. What will keep Conoco's views from being overruled?

A -- A number of steps were taken to ensure that the merger truly is a "merger of equals," which is the desire of both companies' senior management. Conoco Chairman and CEO Archie Dunham will delay his retirement until 2004 and remain actively involved, jointly selecting the management team for the new company and serving as Chairman of the Board of Directors of ConocoPhillips. The board will be made up of 16 directors, 8 designated by each of the two companies. The corporate headquarters will be located in Houston. And Conoco will maintain its identity with the name ConocoPhillips.

     The merger was not a purchase or a sale by either company, which is why there was no premium received by either company. Shareholders in each company will simply be exchanging their current shares in Conoco and/or Phillips for an equal value of new ConocoPhillips stock. The reason Phillips shareholders will own 56 percent of the new company and Conoco shareholders 44 percent is because Phillips is currently a slightly bigger company than Conoco in terms of equity value. Both sets of shareholders will hold stock valued at roughly the same total value as before, only now they will own it in the new ConocoPhillips company.

                            Phil Frederickson,
                            Senior Vice President for Corporate Strategy and Business Development

Q -- Some media reports called the Conoco / Phillips merger an "acquisition" of Conoco by Phillips. What is Conoco's response to this media coverage?

A -- Most of the mainstream media recognized that the combination of Conoco and Phillips is a true merger of equals, and reported the story that way. A few, however, referred to the merger as an "acquisition" of Conoco. Neither Conoco nor Phillips supports that interpretation. In an interview with CNBC (which is posted on Pathfinder) both Conoco Chairman and CEO Archie Dunham and Phillips Chairman and CEO Jim Mulva emphasized that the two companies are combining in a merger of equals, as did the


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Public Affairs staff in dealing with other media organizations.

                            Sondra Fowler,
                            Manager, Public Affairs

Link here for a New York Times story about why the merger of Conoco and Phillips truly is a "merger of equals." [The above-mentioned link is to the following news article:]

     For This 'Merger of Equals,' Little Need for a Wink
     By Andrew Ross Sorkin
     New York Times

     So is it a merger or an acquisition?

     The Phillips Petroleum Company and Conoco Inc. went to great lengths yesterday to describe their marriage as a merger of equals, a description frequently used about deals that more often than not are just plain takeovers.

     The $80 billion Exxon- Mobil combination was described as a merger in 1998 even though Exxon was clearly taking over Mobil. British Petroleum's $48.2 billion deal with Amoco earlier that year was similarly described as a merger, even though it was anything but. Phillips' deal with Conoco, however, would be about as close as a deal can get to being truly a merger of equals, if the concept of a "merger of equals" can ever be believed. There is a big distinction between describing a deal as a merger or an acquisition. While most mergers of equals are structured that way for tax and accounting purposes, calling the deal a merger is important psychologically to the markets and to employees. No one wants to be taken over.

     In a merger, the deal is veiled as a win-win for both companies; neither gets the better of the other. Indeed, Phillips and Conoco waited for months until their share prices came into line so they could proceed with a deal they could call a merger. There was much confusion yesterday about what to call the deal, in part because of the conventional wisdom that a merger is an impossibility - that one company must be buying the other. And in the case of ConocoPhillips, as the company would be called, when the math is done, Phillips would appear to be the acquirer and Conoco the seller. Under the terms of the deal, Conoco shareholders would effectively get 0.4677 of a share of Phillips, worth about $24.30, for each Conoco share they own. That represents no premium over the market price. Shareholders of Phillips would own about 56.6 percent of the combined company, and Conoco shareholders would own the rest. But simply doing the math is the wrong way to measure the situation. If all deals were judged by which shareholders came away owning more of the company, a lot of headlines would have to be rewritten.

     For example, in the deal struck between EchoStar and the Hughes Electronics division of General Motors, EchoStar was considered the acquirer, even though Hughes shareholders would own more than 50 percent of the combined company. In that case, the deal was considered a takeover because EchoStar's chairman, Charles Ergen, controls more than a third of the combined company's stock as well as the board and the company's management. The Phillips-Conoco deal is much different. It is hard to call Phillips the acquirer when the board of the combined


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     company would be divided 50-50, and Phillips would give up its headquarters in Bartlesville, Okla. - presumably jettisoning a lot of its own people - to move to Conoco's headquarters in Houston. In addition, the company's name would be ConocoPhillips, not PhillipsConoco. An even bigger point may be that neither company's shareholders would get a premium for shares. And even though Phillips's chairman and chief executive, James J. Mulva, would become president and chief executive of the combined company, he might not make it a Phillips company. When Phillips bought Tosco last year, Mr. Mulva kept most of Tosco's managers in place, often putting them in higher positions than the Phillips employees. He did the same when Phillips bought part of ARCO; the head of Phillips's Alaska operations and most of his lieutenants once worked for ARCO. Years from now, if the deal goes forward as planned, one company's culture will clearly dominate ConocoPhillips, as in all deals - both mergers and acquisitions. At least for now, let's call it a merger.

Q -- The merger news release said Phillips shareholders will receive one share of ConocoPhillips stock for each share of Phillips stock they own, while Conoco shareholders will get 0.4677 shares of the new company for each share of Conoco stock they own. Why such a big difference, and what is the distribution based on?

A -- To make distribution of shares of ConocoPhillips equitable, the number of shares that stockholders of each company will receive is determined by the 20-day average closing price for each company's stock, as well as the number of shares outstanding (which together represent the total equity value of each company). Since Phillips shares have been trading in the mid-$50s range, and Conoco has been trading in the mid-to-high $20s during the 20-day period (ending Nov. 16), this accounts for the difference in how the shares of the new company will be distributed.

                            Kim Minton,
                            Director of Shareholder Relations

Q -- What is CorvettePorsche Corp., which was referenced in the news release's forward-looking statement?

A -- CorvettePorsche Corp. is a temporary name for the company that will become the new parent company of both Conoco and Phillips. Before the actual merger occurs, the name of this company will be changed to ConocoPhillips.

                            Wayne Byers,
                            Senior Counsel

Q -- What will happen to the offices in Ponca City?

A -- It's too early to know how the merger will affect individual Conoco locations. However, as the news release said, both Conoco and Phillips have deep roots in Oklahoma, and ConocoPhillips will continue to have a significant operational presence there. ConocoPhillips intends to continue the philanthropic and community commitments of Conoco and


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Phillips. In addition, ConocoPhillips will initiate technology or other partnership commitments with the University of Oklahoma and Oklahoma State University.

                            Phil Frederickson,
                            Senior Vice President for Corporate Strategy and Business Development

Q -- What impact will the merger have on the Schlumberger IT Services Contract expected to take effect in 2002?

A -- The merger should have little to no effect on the provisions of the Schlumberger IT Service Contract. The transition schedule may have to be decreased to coincided with the formation of the new company; however, at this early date we just don't know how the transition schedule will be affected.

                            Tom Nicewarner,
                            General Manager, IM, and Chief Information Officer

Q - Will ConocoPhillips have the same enthusiasm for carbon fibers?

A - Technological advances will further fuel the new company's growth, and we're forging ahead with carbon fibers. The 8 million pound-per-year carbon fibers plant in Ponca City will be operational next year. We expect to have letters of intent from customers by the time the plant comes onstream, with formal contracts to follow. By the end of the decade, carbon fibers could be a significant income contributor to the Downstream business. The merger could further strengthen the carbon fibers business, since Phillips has applications development and research capabilities for polymers, which could be synergistic with our carbon fiber development activities.

                            Andrew Roberts,
                            Marketing Manager, Cevolution

Q - How will the merger impact our progress on gas-to-liquids technology?

A -- With regard to gas-to-liquids, we're proceeding with a $75 million demonstration plant in Ponca City to confirm our proprietary technology in this area. Conoco's technology will make it economically feasible to develop "stranded" gas reserves -- those too remote to be transported to market by pipeline. These reserves -- estimated at more than 4,000 trillion cubic feet -- account for 80 percent of all known gas reserves worldwide, so the potential for this technology is virtually unlimited.

The combination with Phillips results in a number of synergies between the companies. Phillips' strong capabilities in olefin and polyolefin manufacturing will provide synergies with Conoco's future


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commercial GTL plants. Phillips' liquefied natural gas technology will complement Conoco's GTL process in providing process solutions to stranded gas. Lastly, the combined companies will own more natural gas reserves where these technologies can be applied. These potential improvements could be further enhanced by providing opportunities to apply GTL in countries where Phillips has a stronger operating presence than Conoco.

                            Jim Rockwell,
                            Manager, Gas-to-Liquids


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                            ADDITIONAL INFORMATION

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

     Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

              CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE
            HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
                              REFORM ACT OF 1995

     This question and answer list contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this question and answer list include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10- K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.